VICTOR D. SCHWARZ

A PROFESSIONAL CORPORATION

4764 South 900 East

                                                                                                                                                SUITE 3(A)                                                                                         TELEPHONE:    (801) 270-0930

Attorney at Law                                                                                                    SALT LAKE CITY, UTAH  84117                                                                       TELECOPY:    (801) 685-0949

December 19, 2007

Jay Mumford, Esq.                                                                                         via EDGAR and

United States Securities and Exchange Commission                                         Facsimile Transmission

Division of Corporate Finance

Mail Stop 6010

100 F Street NE

Washington, D.C. 20549

Re:       Reflect Scientific, Inc.

                        File No. 333-145737

REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Dear Mr. Mumford:

On behalf of Reflect Scientific, Inc. (the “Company”), I am hereby requesting the effective date of the above referenced Registration Statement be accelerated so that the same shall become effective as of Friday, December 21, 2007 at 1:00 PM Eastern Time, or as soon thereafter as is practicable.

Additionally, on behalf of the Company, it recognizes and agrees that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert staff comments and the declaration of effectiveness a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please telephone.

Sincerely,

/s/Victor D. Schwarz

Victor D. Schwarz